      SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com October 20, 2020

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Confidential

Mr. Scott Stringer

Mr. Jim Allegretto

Ms. Cara Wirth

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	17 Education & Technology Group Inc.

Draft Registration Statement on Form F-1

Submitted September 16, 2020

CIK No. 0001821468

Dear Mr. Stringer, Mr. Allegretto, Ms. Wirth and Ms. Jaskot:

On behalf of our client, 17 Education & Technology Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 14, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 16, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review. To facilitate the Staff’s review, we will separately deliver to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

Securities and Exchange Commission

October 20, 2020

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to addressing the comments contained in the Staff’s letter dated October 14, 2020, the Company has included in the Revised Registration Statement its unaudited consolidated quarterly results of operations for each of the six quarters from January 1, 2019 to June 30, 2020, and other information and data to reflect recent developments.

Prospectus Summary, page 1

1.

Please disclose the percentage of your total revenues that comes from your online K-12 large-class after-school tutoring services. Please clearly state that you do not charge for the in-school classroom solutions.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 1 and 125 of the Revised Draft Registration Statement.

2.

We note your statement that you capture “approximately 55% of the K-12 schools using smart in-school classroom solutions in China in the first half of 2020.” If known, please tell us whether such K-12 schools engage more than one education technology service provider. We also note that 88% of your smart in-school classroom solution MAUs are in primary school. Please provide a breakdown of the percentages that you capture in primary, middle, and high schools for your in-school classroom solutions. Please include similar disclosure in your Business section.

The Company respectfully advises the Staff that the Company has removed the referenced statement that it captures “approximately 55% of the K-12 schools using smart in-school classroom solutions in China in the first half of 2020” from the Revised Registration Statement.

Securities and Exchange Commission

October 20, 2020

3.

We note your statement that “you became a top five online K-12 large-class after-school tutoring service provider in China in terms of both paid course enrollments and gross billings in 2019 and the first half of 2020.” We also note that over 70% of your paid course enrollments in 2019 were from primary school students. Please provide a breakdown of the percentages of your paid course enrollments attributable to middle and high school students for each of the 2019 and the first half of 2020.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 3 and 136 of the Revised Draft Registration Statement.

4.	We note your statement that you have a “massive” content library. Please provide additional information to quantify the size of your content library.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 2 and 126 of the Revised Draft Registration Statement.

5.

We note your statements on page 4 regarding expected growth for after-school tutoring. Please revise to provide a source for the information or, if true, state that these are management’s expectations.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 4 of the Revised Draft Registration Statement.

Risk Factors

If we are not able to continue to cooperate..., page 21

6.

We note that you rely on one third-party service provider to recruit, train and manage your tutors. Please file your agreement with the third-party service provider, or, in the alternative, please tell us why you are not required to do so.

In response to the Staff’s comment, the Company has submitted its agreements with the third-party service provider as Exhibit 10.23 and Exhibit 10.24 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis

Results of Operations, page 97

7.

Please include, to the extent practicable, the impact that COVID-19 had on your results of operations. Refer to CF Disclosure Guidance: Topic No. 9. Please also address whether the increase in paid course enrollments in the six months ended June 30, 2020 was due to COVID-19, and whether you expect this increase to continue in future periods.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 99, 100, 101, 102 and 108 of the Revised Draft Registration Statement.

Securities and Exchange Commission

October 20, 2020

Industry, page 116

8.

We note that the disclosure as well as the graphs depicted in this section indicate that the growth trends that were created during the COVID-19 pandemic are expected to continue into the post-pandemic period. Please provide a basis for these assumptions and, to the extent accurate, revise to state that these assumptions are your beliefs.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 120 and 123 of the Revised Draft Registration Statement.

*    *    *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com, or Frank Li, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520 7290 or via email at frli@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Andy Chang Liu, Chief Executive Officer, 17 Education & Technology Group Inc.

Michael Chao Du, Chief Financial Officer, 17 Education & Technology Group Inc.

Frank Li, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP